08001708

RECEIVED

2008 APR 16 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 31,2008

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

SUPPL

We, All Nippon Airways Co.Ltd, File Number 82-01569, hereby submit this letter to notify your office of our intention to send our document of fiscal year ending March 31st, 2008 (FY2007). Please accept our document that is sure to be sent last year.

<Sending material>

- Convocation Notice of the 62nd Ordinary General Meeting of Shareholders
- Notice of Resolution at the 62nd Ordinary General Meeting of Shareholders
- Financial results for the interim of FY2007*
- ANA Group 2008-2011 Mid-Term Corporate Plan

*without auditor report

PROCESSED

APR 18 2008

THOMSON FINANCIAL

Please let us know if you have any questions.

Thank you.

Sincerely Yours,

Tetsuya Sudo
Staff Director
Shareholder Relations & Investor Relations
All Nippon Airways Co.,Ltd.
Shiodome city center Bldg.
1-5-2 Higashi Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
Tel: (81)-3-6735-1009 Fax: (81)-3-6735 -1005

4/16

March 31,2008

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File No: 82-01569)

We, All Nippon Airways Co.Ltd, File Number 82-01569, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). On and after 1st Apr. 2008, all such documents will be published on the following URL address:

https://www.ana.co.jp/eng/aboutana/corporate/ir/index.html

Please let us know if you have any questions.

Thank you.

Sincerely Yours,

Tetsuya Sudo
Staff Director
Shareholder Relations & Investor Relations
All Nippon Airways Co.,Ltd.
Shiodome city center Bldg.
1-5-2 Higashi Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
Tel: (81)-3-6735-1009 Fax: (81)-3-6735 -1005

Securities ID Code: TSE 9202

June 4, 2007

Dear Shareholders

Mineo Yamamoto
President & Chief Executive Officer
All Nippon Airways Co., Ltd.
5-2, Higashi-Shimbashi 1-chome
Minato-ku, Tokyo 105-7133, Japan

Notice of the 62nd Ordinary General Meeting of Shareholders

We are pleased to announce that the 62nd Ordinary General Meeting of Shareholders will be held as below. We would highly appreciate your attendance at the meeting.

In the event that you will not be able to attend the meeting, you can exercise your voting rights by proxy either in writing or by electronic means. To do so, please read the Supplementary Information for General Meeting of Shareholders enclosed herewith and then (i) indicate whether you are FOR or AGAINST each of the resolutions shown on the enclosed Form for Exercise of Shareholder Voting Rights and return the Form to the designated address, or (ii) in the case of electronic voting, vote in accordance with the instructions in page 2 of this Notice; in either manner, by June 22, 2007 (Friday), 5:20 PM (Japan Standard Time).

Thank you

General Information of the Meeting

1. Date: June 25, 2007 (Monday), 10:00 AM
2. Location: Grand Prince Hotel New Takanawa (former New Takanawa Prince Hotel), International Convention Center PAMIR;
   13-1, Takanawa 3-chome, Minato-ku, Tokyo
   (As this differs from the previous site, a guide map is attached hereto for your information.)
3. Objectives:
   Matters to be reported:
   (a) Business Report, Consolidated Financial Statements, and Audit Reports of Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors for the 57th term (from April 1, 2006 to March 31, 2007).
   (b) Non-consolidated Financial Statements for the 57th term (from April 1, 2006 to

March 31, 2007).

Matters to be resolved:

1. Appropriation of Surplus
2. Election of 16 Directors of the Company
3. Election of a Corporate Auditor of the Company

If you attend the meeting, please hand over the enclosed Form for Exercise of Shareholder Voting Rights at the reception desk.

4. Guidance Notes on the exercise of Voting Rights by electronic means

(1) Exercise of voting rights through the Internet is allowed only if you access the following designated website. For this purpose, the website is also available to cellular phones.

[Website URL for exercising voting rights] http://www.webdk.net

* If your cellular phone is capable of scanning bar codes, you can access the website by scanning the QR code on the right. For more details on the procedure, please refer to the manual of your cellular phone.

(2) If you exercise your voting rights through the Internet, please register your approval or disapproval of each resolution, by using the voting code and the password indicated on the Form for Exercise of Shareholder Voting Rights enclosed herewith and following the directions on the screen.

(3) While we will accept voting through the Internet until June 22, 2007 (Friday), 5:20 PM, we appreciate your exercise as soon as possible for our ease of counting the votes.

(4) If you exercise your voting rights twice, both in writing and through the Internet, only the exercise through the Internet will be accepted.

(5) If you exercise your voting rights more than once through the Internet or by other means, or twice with your PC and cellular phone, only the last exercise will be accepted.

5. Note on Voting by Proxy

If you have your proxy attend the General Meeting of Shareholders, the proxy shall be a shareholder of the Company. The proxy shall be no more than one person. The proxy is also required to hand over a written instrument evidencing the proxy's power of representation together with the absent shareholder's Form for Exercise of Shareholder Voting Rights at the reception desk.

6. Method of making an announcement to Shareholders

Upon the occurrence of any event which causes an amendment to this Notice or Appendix hereto no later than the day before the General Meeting of Shareholders, we will make an announcement by mail or on our webpage (http://www.ana.co.jp/ir/).

END

For details, Please refer to attached explanation.
http://www.ana.co.jp/eng/aboutana/corporate/ir/pdf/62_070604.pdf

June 25, 2007

Dear Shareholders

Mineo Yamamoto
President & Chief Executive Officer
All Nippon Airways Co., Ltd.
5-2, Higashi-Shimbashi 1-chome
Minato-ku, Tokyo 105-7133, Japan

Notice of Resolution
at the 62nd Ordinary General Meeting of Shareholders

We are pleased to announce that the items were reported and approved at the 62nd Ordinary General Meeting of Shareholders held today as follows:

Reported Items:
Reports were presented on the following items:

1. Business Report, Consolidated Financial Statements and Audit Reports of Consolidated Financial Statements by Independent Auditor and the Board of Corporate Auditors for the 57th term (from April 1, 2006 to March 31, 2007).
2. Non-consolidated Financial Statements for the 57th term (from April 1, 2006 to March 31, 2007).

Proposed Items:

Item 1: Appropriation of Surplus

This item was approved as proposed. Considering the need of retention of surplus to strengthen our financial structure for further development of our business, we will distribute a year-end dividend of three (3) yen per share.

Item 2: Election of Sixteen (16) Directors

The item was approved as proposed. The following sixteen (16) directors were elected and all assumed their respective offices:

Yoji Ohashi, Mineo Yamamoto, Suguru Omae, Koshichiro Kubo, Shinichiro Ito, Shin Nagase, Mitsuo Morimoto, Tomohiro Hidema, Keisuke Okada, Akinori Nomoto, Hiroyuki Ito, Junko Yamauchi, Osamu Shinobe, Katsumi Nakamura, Misao Kimura and Shosuke Mori

Item 3: Election of a Corporate Auditor

The item was approved as proposed. Koji Ono was elected as Corporate Auditor and assumed his office.

This Notice of Resolution at the 62nd Ordinary General Meeting of Shareholders has been prepared originally in Japanese which shall prevail over any translation thereof. This English translation has been prepared solely for reference purpose.

Six months ended September 30, 2007
Consolidated financial results
All Nippon Airways Co., Ltd. (9202)

ANA reports consolidated financial results for the interim of FY2007

1. Consolidated financial highlights for the period ended September 30, 2007

(1) Summary of consolidated operating results — Yen (Millions)

	Interim FY2007 Apr.1 - Sep.30	Year on year (%)	Interim FY2006 Apr.1 - Sep.30	Year on year (%)	FY2006 Apr.1 - Mar.31
Operating revenues	763,276	1.4	752,873	9.0	1,489,658
Operating income	67,090	(2.5)	68,781	(1.2)	92,190
Recurring profit	56,771	(2.1)	57,993	(2.4)	62,574
Net income	105,501	216.9	33,290	68.8	32,658
Net income per share	54.16yen		17.10yen		16.77yen
Diluted net income per share	–		–		–
Gain on equity method	408		65		284
Average number of shares of outstanding during the period (consolidated)	1,947,836,529		1,947,347,666		1,947,618,000

Note: Changes in the accounting policy during the period: Yes

(2) Summary of consolidated financial positions — Yen (Millions)

	Interim FY2007 As of Sep.30	Interim FY2006 As of Sep.30	FY2006 As of Mar.31
Total assets	1,693,889	1,639,483	1,602,091
Total net assets	511,305	401,689	405,912
Net worth / total assets	29.8%	24.0%	24.9
Net worth per share	258.87yen	202.15yen	204.42yen
Number of shares of outstanding at balance sheet date (consolidated)	1,947,702,690	1,948,096,306	1,948,023,282

(3) Summary of consolidated cash flows — Yen (Millions)

	Interim FY2007 Apr.1 - Sep.30	Interim FY2006 Apr.1 - Sep.30	FY2006 Apr.1 - Mar.31
Cash flows from operating activities	111,563	113,871	158,714
Cash flows from investing activities	130,276	(35,551)	(128,298)
Cash flows from financing activities	(101,639)	(83,805)	(100,897)
Cash and cash equivalents at the end of the period	312,695	237,175	172,274

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 82
Number of non-consolidated subsidiaries accounted for by the equity method: 5
Number of affiliates accounted for by the equity method: 18

(5) Change of scope of consolidation and application of the equity method

	Consolidation	Equity method
Newly added	2	–
Excluded	15	2

2. Forecast of consolidated operating results for the period ending March 31, 2008

	Yen (Millions)
Operating revenues	1,490,000
Operating income	79,000
Recurring profit (loss)	46,000
Net income (loss)	64,000

Note: Forecast of net income per share: 32.86yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

(1) Consolidated Balance Sheets

Yen(Millions)

Assets	Interim FY2007 As of Sep.30	FY2006 As of Mar.31	Difference	Interim FY2006 As of Sep.30
Current assets	592,293	422,048	170,245	499,286
Cash and deposits	303,439	172,958	130,481	234,096
Trade accounts receivable	116,114	123,288	(7,174)	123,273
Marketable securities	20,012	34	19,978	3,829
Inventories	64,678	60,736	3,942	62,154
Deferred income tax current	14,655	9,408	5,247	12,381
Other current assets	73,583	56,164	17,419	63,811
Allowance for doubtful accounts	(188)	(540)	352	(258)
Fixed assets	1,101,385	1,179,535	(78,150)	1,139,424
[Tangible fixed assets]	[893,029]	[969,810]	(76,781)	[933,564]
Buildings and structures	103,009	159,607	(56,598)	162,530
Aircraft	608,674	583,724	24,950	536,319
Land	46,536	94,303	(47,767)	97,301
Construction in progress	103,328	96,894	6,434	104,619
Other	31,482	35,282	(3,800)	32,795
[Intangible fixed assets]	[43,112]	[43,022]	90	[42,376]
[Investments and others]	[165,244]	[166,703]	(1,459)	[163,484]
Investment in securities	75,280	68,358	6,922	63,727
Deferred income tax non-current	35,326	35,556	(230)	38,899
Other	56,020	63,871	(7,851)	62,027
Allowance for doubtful accounts	(1,382)	(1,082)	(300)	(1,169)
Deferred assets	211	508	(297)	773
Total assets	**1,693,889**	**1,602,091**	**91,798**	**1,639,483**
Liabilities				
Current liabilities	490,584	473,034	17,550	464,213
Trade accounts payable	203,992	198,988	5,004	187,131
Short-term loans	3,410	3,500	(90)	5,950
Current portion of long-term debt	71,084	110,224	(39,140)	74,675
Current portion of bonds payable	20,000	45,000	(25,000)	45,000
Accrued bonuses to employees	18,084	15,332	2,752	19,177
Other current liabilities	174,014	99,990	74,024	132,280
Long-term liabilities	692,000	723,145	(31,145)	773,581
Bonds payable	145,000	165,000	(20,000)	195,000
Long-term debt payable	416,699	425,722	(9,023)	446,414
Accrued employees' retirement benefits	112,384	112,606	(222)	110,910
Other long-term liabilities	17,917	19,817	(1,900)	21,257
Total liabilities	**1,182,584**	**1,196,179**	**(13,595)**	**1,237,794**
Net assets				
Shareholders' equity	**464,053**	**364,545**	**99,508**	**365,194**
Common stock	160,001	160,001	–	160,001
Capital surplus	125,745	125,739	6	125,711
Retained earnings	179,187	79,530	99,657	80,140
Treasury stock	(880)	(725)	(155)	(658)
Valuation, translation adjustment and others	**40,144**	**33,678**	**6,466**	**28,612**
Unrealized gains on securities	13,354	10,885	2,469	8,785
Deferred gain on hedging instruments	26,941	23,155	3,786	20,508
Foreign currency translation adjustments	(151)	(362)	211	(681)
Minority interests	**7,108**	**7,689**	**(581)**	**7,883**
Total net assets	**511,305**	**405,912**	**105,393**	**401,689**
Total liabilities and net assets	**1,693,889**	**1,602,091**	**91,798**	**1,639,483**

Note: Yen (Millions)

	Interim FY2007 As of Sep.30	FY2006 As of Mar.31	Interim FY2006 As of Sep.30
Accumulated depreciation	865,061	872,709	861,269
Contingent liabilities	30,168	31,454	907

(2)Consolidated Statements of Income (Loss)

Yen(Millions)

	Interim FY2007 Apr.1 - Sep.30	Interim FY2006 Apr.1 - Sep.30	Difference	FY2006 Apr.1 - Mar.31
Operating revenues and expenses				
Operating revenues	763,276	752,873	10,403	1,489,658
Operating expenses	552,100	544,150	7,950	1,114,736
Sales, general and administrative expenses	144,086	139,942	4,144	282,732
Operating income	67,090	68,781	(1,691)	92,190
Non-operating income and expenses				
Non-operating income	5,640	6,981	(1,341)	11,412
Interest income	1,482	2,788	(1,306)	3,722
Dividend income	1,183	1,383	(200)	1,631
Equity in gain of affiliates	408	65	343	284
Foreign exchange gain	109	855	(746)	746
Other	2,458	1,890	586	5,029
Non-operating expense	15,959	17,769	(1,810)	41,028
Interest expense	6,846	9,953	(3,107)	17,708
Other	9,113	7,816	1,297	23,320
Total recurring profit	**56,771**	**57,993**	**(1,222)**	**62,574**
Extraordinary gains and losses				
Extraordinary gains	137,763	2,245	135,518	4,272
Gain on sales of fixed assets	2,758	108	2,650	468
Gain on sales of investment securities	831	427	404	1,239
Gain on sale of hotel business	132,992	–	132,992	–
Other	1,182	1,710	(528)	2,565
Extraordinary losses	25,760	3,378	22,382	15,782
Loss on sales of fixed assets	559	182	377	259
Loss on disposal of fixed assets	1	952	(951)	1,295
Impairment loss	–	–	–	10,809
Special retirement benefit	150	96	54	600
Loss on sale of investment securities	11	315	(304)	315
Valuation loss on investment securities	39	78	(39)	215
Extraordinary depreciation	22,331	–	22,331	–
Other	2,669	1,755	914	2,289
Net income before taxes	**168,774**	**56,860**	**111,914**	**51,064**
Corporate, inhabitant and enterprise tax	74,289	21,080	53,209	12,818
Deferred taxes	(11,493)	1,920	(13,413)	4,552
Minority interests	477	570	(93)	1,036
Net income	**105,501**	**33,290**	**72,211**	**32,658**

(3)Consolidated Statements of Changes in Net Asset

Yen(Millions)

For the period from Apr.1 - Sep.30, 2006	Shareholders' equity				
	Common Stock	Capital surplus	Retained earnings	Less treasury stock, at cost	Total shareholders' equity
Balance at the end of previous period	**160,001**	**125,605**	**52,697**	**(1,028)**	**337,275**
Changes of items during the period					
Dividends from retained earnings			(5,839)		(5,839)
Net income			33,290		33,290
Purchase of treasury stock				(159)	(159)
Disposal of treasury stock		106		529	635
Changes in scope of consolidation and application of the equity method			(8)		(8)
Net changes of items other than shareholders' equity during the period					
Total changes during the period	**–**	**106**	**27,443**	**370**	**27,919**
Balance at the end of the period	**160,001**	**125,711**	**80,140**	**(658)**	**365,194**

For the period from Apr.1 - Sep.30, 2006	Valuation, translation adjustments and others				Minority Interests in consolidated subsidiaries	Total net assets
	Net unrealized holding gain on securities	Deferred gain on hedging instruments	Foreign currency translation adjustments	Total valuation, translation adjustments and others		
Balance at the end of previous period	**9,410**	**–**	**(376)**	**9,034**	**7,132**	**353,441**
Changes of items during the period						
Dividends from retained earnings						(5,839)
Net income						33,290
Purchase of treasury stock						(159)
Disposal of treasury stock						635
Changes in scope of consolidation and application of the equity method						(8)
Net changes of items other than shareholders' equity during the period	(625)	20,508	(305)	19,578	751	20,329
Total changes during the period	**(625)**	**20,508**	**(305)**	**19,578**	**751**	**48,248**
Balance at the end of the period	**8,785**	**20,508**	**(681)**	**28,612**	**7,883**	**401,689**

(Millions)

For the period from Apr.1 - Sep.30, 2007	Shareholders' equity				
	Common Stock	Capital surplus	Retained earnings	Less treasury stock, at cost	Total shareholders' equity
Balance at the end of previous period	160,001	125,739	79,530	(725)	364,545
Changes of items during the period					
Dividends from retained earnings			(5,844)		(5,844)
Net income			105,501		105,501
Purchase of treasury stock				(198)	(198)
Disposal of treasury stock		6		43	49
Net changes of items other than shareholders' equity during the period					
Total changes during the period	–	6	99,657	(155)	99,508
Balance at the end of the period	160,001	125,745	179,187	(880)	464,053

For the period from Apr.1 - Sep.30, 2007	Valuation, translation adjustments and others				Minority Interests in consolidated subsidiaries	Total net assets
	Net unrealized holding gain on securities	Deferred gain on hedging instruments	Foreign currency translation adjustments	Total valuation, translation adjustments and others		
Balance at the end of previous period	10,885	23,155	(362)	33,678	7,689	405,912
Changes of items during the period						
Dividends from retained earnings						(5,844)
Net income						105,501
Purchase of treasury stock						(198)
Disposal of treasury stock						49
Net changes of items other than shareholders' equity during the period	2,469	3,786	211	6,466	(581)	5,855
Total changes during the period	2,469	3,786	211	6,466	(581)	105,393
Balance at the end of the period	13,354	26,941	(151)	40,144	7,108	511,305

Yen(Millions)

For the fiscal year ended Mar.31, 2007	Shareholders' equity				
	Common Stock	Capital surplus	Retained earnings	Less treasury stock, at cost	Total shareholders' equity
Balance at the end of previous period	**160,001**	**125,605**	**52,697**	**(1,028)**	**337,275**
Changes of items during the period					
Dividends from retained earnings			(5,839)		(5,839)
Net income			32,658		32,658
Purchase of treasury stock				(311)	(311)
Disposal of treasury stock		134		614	748
Changes in scope of consolidation and application of the equity method			14		14
Net changes of items other than shareholders' equity during the period					
Total changes during the period	**-**	**134**	**26,833**	**303**	**27,270**
Balance at the end of the period	**160,001**	**125,739**	**79,530**	**(725)**	**364,545**

For the fiscal year ended Mar.31, 2007	Valuation, translation adjustments and others				Minority Interests in consolidated subsidiaries	Total net assets
	Net unrealized holding gain on securities	Deferred gain on hedging instruments	Foreign currency translation adjustments	Total valuation, translation adjustments and others		
Balance at the end of previous period	**9,410**	**–**	**(376)**	**9,034**	**7,132**	**353,441**
Changes of items during the period						
Dividends from retained earnings						(5,839)
Net income						32,658
Purchase of treasury stock						(311)
Disposal of treasury stock						748
Changes in scope of consolidation and application of the equity method						14
Net changes of items other than shareholders' equity during the period	1,475	23,155	14	24,644	557	25,201
Total changes during the period	**1,475**	**23,155**	**14**	**24,644**	**557**	**52,471**
Balance at the end of the period	**10,885**	**23,155**	**(362)**	**33,678**	**7,689**	**405,912**

Note: The number of Treasury stock

	FY2006 As of Mar.31	Increase Interim FY2007	Decrease Interim FY2007	Interim FY2007 As of Sep.30
Number of shares of outstanding at balance sheet date				
Common Stock	1,949,959	–	–	1,949,959
Total	1,949,959	–	–	1,949,959
Treasury Stock				
Common Stock	1,935	428	108	2,256
Total	1,935	428	108	2,256

(4) Consolidated statement of Cash flows

Yen(Millions)

	Interim FY2007 Apr.1 - Sep.30	Interim FY2006 Apr.1 - Sep.30	FY2006 Apr.1 - Mar.31
I. Cash flows from operating activities			
Net income before taxes	168,774	56,860	51,064
Depreciation and amortization	46,402	41,694	88,610
Extraordinary depreciation	22,331	–	–
Impairment loss	–	–	10,809
Gain and loss on sales of fixed assets, loss on retirement of fixed assets (Net)	456	2,506	7,533
Gain and loss on sales, and valuation of securities (Net)	(782)	(34)	(709)
Increase (Decrease) in allowance for doubtful accounts	64	(34)	273
Increase in employees' retirement benefits	1,979	3,545	5,241
Interest expenses	6,846	9,953	17,708
Interest and dividends income	(2,665)	(4,171)	(5,353)
Foreign exchange loss (gain)	139	(303)	(348)
Gain on sale of hotel business(Net)	(132,992)	–	–
Special retirement benefit	150	96	600
Decrease (Increase) in trade accounts receivable	3,109	(9,940)	(10,620)
(Increase) in other receivable	(14,990)	(6,052)	(1,165)
Increase in trade accounts payable	8,788	16,383	28,389
Other, net	9,138	18,201	(124)
Sub-total	116,747	128,704	191,908
Interest and dividends received	2,696	4,208	5,390
Interest paid	(7,137)	(10,089)	(17,787)
Corporate, inhabitant and enterprise taxes paid	(593)	(8,856)	(20,197)
Special retirement benefit paid	(150)	(96)	(600)
Net cash provided by (used in) operating activities	111,563	113,871	158,714
II. Cash flows from investing activities			
Payment for acquisition of tangible fixed assets	(128,378)	(115,760)	(236,750)
Proceeds from sales of tangible fixed assets	32,520	70,735	104,900
Payment for acquisition of intangible fixed assets	(7,555)	(6,300)	(15,176)
Payment for purchase of marketable securities	(12,968)	–	(5,995)
Proceeds from redemption of marketable securities	2,996	15,046	21,410
Payment for acquisition of investments in securities	(2,920)	(4,530)	(5,891)
Proceeds from sales of investments in securities	1,396	734	1,015
Payment for lending	(115)	(1,507)	(2,416)
Proceeds from collection of loans	862	4,852	5,606
Proceeds from acquisition of subsidiaries' stock with changes in scope of consolidation	(30)	–	–
Proceeds from sales of subsidiaries' stock with changes in scope of consolidation	–	432	1,375
Proceeds from sale of hotel business	245,909	–	–
Other, net	(1,441)	747	3,624
Net cash provided by (used in) investing activities	130,276	(35,551)	(128,298)
III. Cash flows from financing activities			
Increase (Decrease) in short-term loans (Net)	(90)	(2,734)	(5,190)
Proceeds from long-term debt	30,000	28,618	97,158
Repayment of long-term debt	(78,395)	(59,768)	(113,809)
Redemption of bonds	(45,000)	(45,000)	(75,000)
Payment for dividends	(5,844)	(5,839)	(5,839)
Payment for acquisition of treasury stock	(149)	857	997
Other, net	(2,161)	61	786
Net cash provided by (used in) financing activities	(101,639)	(83,805)	(100,897)
IV. Effect of exchange rate changes on cash and cash equivalents	221	(154)	(59)
V . Net increase (decrease) in cash and cash equivalents	140,421	(5,639)	(70,540)
VI. Cash and cash equivalents at the beginning of the period	172,274	242,785	242,785
VII. Net increase (decrease) resulting from changes in scope of consolidation	–	29	29
VIII. Cash and cash equivalents at the end of period	312,695	237,175	172,274

ALL NIPPON AIRWAYS CO.,LTD.
Shiodome City Center,1-5-2, Higashi-Shimbashi, Minato-ku,Tokyo 105-7133, Japan

Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets is as follows:

Yen(Millions)

	Interim FY2007 Apr.1 - Sep.30	Interim FY2006 Apr.1 - Sep.30	FY2006 Apr.1 – Mar.31
Cash	303,439	234,096	172,958
Time deposits with maturities of more than three months	(761)	(747)	(711)
Marketable securities	20,012	3,829	34
Marketable securities with maturities of more than three months	(9,995)	(3)	(7)
Cash and cash equivalents at the end of period	312,695	237,175	172,274

1. Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domicile.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

(b) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity that are translated at historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Foreign currency translation adjustments are presented as a component of shareholders' equity.

(c) Marketable securities and investment securities

Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in Net assets.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is - determined by the moving average method.

(d) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interest rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(e) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(f) Inventories

Inventories are stated at cost determined by the moving average method.

(g) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method mainly
Buildings.. Straight-line method mainly
Other ground property and equipment........... Declining balance method mainly

The Company and some of the subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment ....20 years
Domestic type equipment ....17 years

(Additional information)

Regarding capital expenditure on aircraft, the useful life and residual value of assets added to aircraft (eg, seats, etc) have been brought in line with the useful life of the aircraft to which they are attached, due to their small worth on the used aircraft market.

As a result of this change, the depreciation expenses increased by ¥23,078 million (including Extraordinary depreciation ¥22,331 million), Operating income and Recurring profit each decreased by ¥746 million, and Net income decreased by ¥23,078 million.

(h) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(i) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company and subsidiaries. The accrued amounts of estimated bonus payments at balance sheet date are stated as Accrued bonuses to employees.

(j) Retirement benefits

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(K) Retirement benefit for directors and Corporate Auditors

Retirement benefits for directors are accrued based on benefit obligations at the balance sheet date.

(l) Appropriation of retained earnings

The appropriation of undistributed retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation.

(m) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(n) Bond issuance costs and new stock issuance costs

Bond issuance costs and new stock issuance costs are principally capitalized and amortized over a period of three years.

(o) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with maturity of three months or less are treated as cash equivalents.

(p) Consolidated tax return system

The Company and certain subsidiaries applied a consolidated tax return system.

3. Changes in accounting policies

(Accounting Standards for Depreciation Method of Tangible Fixed Assets)

Effective from the period ended September 30, 2007, the Company and its domestic subsidiaries changed the depreciation method of tangible assets acquired after March 31, 2007 due to the revision of Japanese Corporation Tax Law and its regulations.

(Additional information)

Effective from the period ended September 30, 2007, the Company depreciates the residual value of tangible fixed assets acquired on or before March 31, 2007, to the memorandum value in five years using the straight-line method. Prior to March 31, 2007, depreciation was calculated in accordance with the previous Japanese

Corporation Tax Law.

(Accounting Standards for Retirement benefit for directors and Corporate Auditors)

Until the previous fiscal year, some domestic subsidiaries expensed retirement benefit for directors and Corporate Auditors at the time of payment. Starting from this period, however, amended public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No.42, April 13, 2007), has been applied.

4. Leases

(a)Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, accumulated depreciation, accumulated impairment loss and net book value of leased assets are as follows:

			Yen (Millions)
	Interim FY2007	Interim FY2006	FY2006
Aircraft:			
Estimated acquisition cost	207,948	268,181	223,363
Estimated amount of accumulated depreciation	132,225	175,711	138,153
Estimated amount of accumulated impairment loss	–	–	–
Estimated net book value	75,723	92,469	85,210
Others:			
Estimated acquisition cost	11,349	14,568	15,365
Estimated amount of accumulated depreciation	4,876	6,932	6,954
Estimated amount of accumulated impairment loss	–	–	–
Estimated net book value	6,473	7,636	8,411
Total:			
Estimated acquisition cost	219,297	282,749	238,728
Estimated amount of accumulated depreciation	137,101	182,643	145,107
Estimated amount of accumulated impairment loss	–	–	–
Estimated net book value	82,196	100,105	93,621

Outstanding finance lease obligations are as follows:

			Yen (Millions)
	Interim FY2007	Interim FY2006	FY2006
Current portion of finance lease obligations	20,704	23,913	23,169
Long-term finance lease obligations	64,999	80,460	74,341
	85,703	104,373	97,510
Impairment Loss of lease assets	–	–	–

Annual lease expenses, Reversal of impairment loss of lease assets, estimated amount of depreciation, estimated interest cost and Loss due to impairment are as follows:

			Yen (Millions)
	Interim FY2007	Interim FY2006	FY2006
Annual lease expenses charged to income	12,803	16,128	30,048
Estimated amount of depreciation			
By the straight-line method over the lease period	11,488	14,297	26,737
Estimated interest cost	811	1,107	2,099

(b)Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

			Yen (Millions)
	Interim FY2007	Interim FY2006	FY2006
Current portion of operating lease obligations	32,623	33,151	32,824
Long-term operating lease obligations	166,474	162,288	173,450
	[illegible]	195,439	206,274

The rental receivable under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Yen (Millions)

	Interim FY2007	Interim FY2006	FY2006
Current portion of operating lease obligations	51	–	–
Long-term operating lease obligations	319	–	–
	370	–	–

5. Marketable securities and investments in securities

Held-to-maturity securities having market value

Yen (Millions)

	Interim FY2007	Interim FY2006	FY2006
Cost	19,986	38	8
Market value	19,978	38	8
Net unrealized gain	(8)	0	0

Other securities having market value

Yen (Millions)

	Interim FY2007	Interim FY2006	FY2006
Cost	20,116	16,825	18,249
Market value	43,334	32,114	37,053
Net unrealized gain	23,218	15,289	18,804

Breakdown of other securities not having market value

Yen (Millions)

	Interim FY2007	Interim FY2006	FY2006
Bonds held to maturity	–	1	–
Other securities	22,437	27,136	22,415
	22,437	27,137	22,415

6. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services and other businesses. Businesses other than air transportation and travel services are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Segment information is as follows:

<Interim FY2007 Apr.1 - Sep.30> Yen (Millions)

	Air transportation	Travel services	Other businesses	Total	Inter-company eliminations	Consolidated
Operating revenues	600,425	103,848	59,003	763,276	–	763,276
Intra-group sales and transfers	65,681	10,057	38,395	114,133	(114,133)	–
Total	666,106	113,905	97,398	877,409	(114,133)	763,276
Operating expenses	603,354	112,006	94,865	810,225	(114,039)	696,186
Operating income	62,752	1,899	2,533	67,184	(94)	67,090

<Interim FY2006 Apr.1 - Sep.30> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Inter-company eliminations	Consolidated
Operating revenues	569,243	98,264	28,926	56,440	752,873	–	752,873
Intra-group sales and transfers	60,060	10,768	4,530	43,124	118,482	(118,482)	–
Total	629,303	109,032	33,456	99,564	871,355	(118,482)	752,873
Operating expenses	568,563	106,538	30,273	97,166	802,540	(118,448)	684,092
Operating income	60,740	2,494	3,183	2,398	68,815	(34)	68,781

(loss)

<FY2006 Apr.1 - Mar.31> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Inter-company eliminations	Consolidated
Operating revenues	1,134,250	186,872	58,022	110,514	1,489,658	–	1,489,658
Intra-group sales and transfers	114,532	21,154	8,615	86,381	230,682	(230,682)	–
Total	1,248,782	208,026	66,637	196,895	1,720,340	(230,682)	1,489,658
Operating expenses	1,169,061	206,106	61,415	191,281	1,627,863	(230,395)	1,397,468
Operating income (loss)	79,721	1,920	5,222	5,614	92,477	(287)	92,190

7. Impairment loss

Yen(Millions)

	<Interim FY2007as of Sep.30>			< Interim FY2006 as of Sep.30>			< FY2006 as of Mar.31>		
Application	Location	Category	Impairment loss	Location	Category	Impairment loss	Location	Category	Impairment loss
Business assets			–			–	1 in Hokkai-do	Buildings	44
			–			–		Land	61
			–			–			105
The asset expected to be sold			–			–		Aircraft	10,704
			–			–			
			–			–			10,704

<FY2006 as of Mar.31>

Note that the recoverable value of the assets is calculated by the value of use, real estate appraisal, or fair value less costs to sell, minus future cash flow of 3.5 – 11.7 %.

8. Breakdown of Operating Revenues (Consolidated)

Yen(Millions)

	Interim FY2007 Apr.1 - Sep.30	% of total	Interim FY2006 Apr.1 - Sep.30	% of total	Difference	FY2006 Apr.1 – Mar.31	% of total
Domestic routes		%		%			%
Passenger	381,249	43.5	372,994	42.8	8,255	726,063	42.2
Cargo	15,038	1.7	15,112	1.7	(74)	30,574	1.8
Mail	3,868	0.4	4,554	0.5	(686)	8,936	0.5
Baggage handling	168	0.0	178	0.0	(10)	328	0.0
Subtotal	400,323	45.6	392,838	45.0	7,485	765,901	44.5
International routes							
Passenger	162,100	18.5	138,242	15.9	23,858	278,478	16.2
Cargo	34,272	3.9	28,569	3.3	5,703	62,195	3.6
Mail	2,058	0.2	1,618	0.2	440	3,438	0.2
Baggage handling	292	0.0	232	0.0	60	458	0.0
Subtotal	198,722	22.6	168,661	19.4	30,061	344,569	20.0
Revenues from scheduled flights	599,045	68.2	561,499	64.4	37,546	1,110,470	64.5
Other operating revenues	67,061	7.7	67,804	7.8	(743)	138,312	8.1
Subtotal	666,106	75.9	629,303	72.2	36,803	1,248,782	72.6
Travel services							
Package tours(Domestic)	78,216	8.9	73,002	8.4	5,214	140,570	8.2
Package tours(International)	24,240	2.8	24,445	2.8	(205)	45,666	2.6
Other revenues	11,449	1.3	11,585	1.3	(136)	21,790	1.3
Subtotal	113,905	13.0	109,032	12.5	4,873	208,026	12.1
Hotel operations							
Guestrooms	–	–	13,790	1.6	(13,790)	25,804	1.5
Banquets	–	–	8,508	1.0	(8,508)	19,088	1.1
Foods and drinks	–	–	8,247	1.0	(8,247)	16,611	1.0
Other revenues	–	–	2,911	0.3	(2,911)	5,134	0.3
Subtotal	–	–	33,456	3.9	(33,456)	66,637	3.9
Other businesses							
Trading and retailing	70,596	8.0	71,217	8.2	(621)	136,795	8.0
Information And telecommunication	12,055	1.4	12,367	1.4	(312)	26,386	1.5
Real estate &building maintenance	5,180	0.6	6,020	0.7	(840)	12,553	0.7
Other revenues	9,567	1.1	9,960	1.1	(393)	21,161	1.2
Subtotal	97,398	11.1	99,564	11.4	(2,166)	196,895	11.4
Total operating revenue	877,409	100.0	871,355	100.0	6,054	1,720,340	100.0
Intercompany eliminations	(114,133)	–	(118,482)	–	4,349	(230,682)	–
Operating revenue(Consolidated)	763,276	–	752,873	–	10,403	1,489,658	–

Notes:

1. Segment breakdown is based on classifications employed for internal management.
2. Segment operating revenue includes inter-segment transactions.
3. Hotel operations segment was not mentioned in Interim FY2007 because of sale of hotel business.

9. Overview of Airline Operating Results (Consolidated)

	Interim FY2007	Interim FY2006	Year on year	FY2006
			%	
Domestic routes				
Number of passengers	23,036,104	23,393,364	98.5	46,471,436
Available seat-km (thousand km)	31,699,764	31,460,026	100.8	62,414,073
Revenue passenger-km(thousand km)	20,167,553	20,470,526	98.5	40,563,514
Passenger loadfactor	63.6	65.1	(1.5)	65.0
Cargo(tons)	225,410	223,525	100.8	457,914
Cargo traffic volume (thousand kg)	217,055	216,314	100.3	442,139
Mail(tons)	42,711	44,588	95.8	90,977
Mail traffic volume (thousand kg)	44,302	47,986	92.3	97,013
International routes				
Number of passengers	2,424,511	2,239,409	108.3	4,552,478
Available seat-km (thousand km)	14,112,622	12,839,014	109.9	26,607,003
Revenue passenger-km(thousand km)	10,764,068	9,996,334	107.7	20,144,917
Passenger loadfactor	76.3	77.9	(1.6)	75.7
Cargo(tons)	159,127	127,978	124.3	277,571
Cargo traffic volume (thousand kg)	777,585	577,296	134.7	1,271,267
Mail(tons)	7,151	7,357	97.2	15,389
Mail traffic volume (thousand kg)	34,925	31,828	109.7	67,317
Total				
Number of passengers	25,460,615	25,632,773	99.3	51,023,914
Available seat-km (thousand km)	45,812,386	44,299,040	103.4	89,021,076
Revenue passenger-km(thousand km)	30,931,621	30,466,860	101.5	60,708,431
Passenger loadfactor	67.5	68.8	(1.3)	68.2
Cargo(tons)	384,537	351,503	109.4	735,485
Cargo traffic volume (thousand kg)	994,640	793,610	125.3	1,713,406
Mail(tons)	49,862	51,945	96.0	106,366
Mail traffic volume (thousand kg)	79,227	79,814	99.3	164,330

Notes:

Domestic routes: ANA Group + Code share flights (IBEX airlines co., ltd., Hokkaido international airlines co., ltd., and Skynet Asia Airways Co., ltd and Star Flyer Inc.)

International routes: ANA Group + Code share flights (UA and EVA airways)

Each result does not include results of charter flights.

Domestic routes' data include results of night cargo flights.

ANA Group 2008-2011 Mid-Term Corporate Plan

- Innovation and Globalisation for Reform and Greater Profitability-

TOKYO January 31, 2008 ANA today announced its latest mid-term corporate plan for the four year period from April 1, 2008 - March 31 2012. This will replace the current Mid-term Corporate Plan 2006 - 2009 to better reflect the realities of the global and Japanese operating environment: continuously high jet fuel prices, deregulation and the imminent capacity expansion of Tokyo Haneda and Tokyo Narita airports in 2010.

"We have made strides under our present mid-term plan," said ANA President & CEO Mineo Yamamoto. "Our fleet renewal is well under way, and we are constantly taking delivery of the newest, most economical and comfortable aircraft; we are down-gauging aircraft to improve operating efficiencies and convenience for customers; we are investing in our international operation - where we expect most growth; and we have strengthened our financial base through the sale of our hotels.

In the light of changes in our operating environment since the inception of the current Mid-Term Corporate Plan, it is time to build on the foundation we have created thus far, to be innovative and think on a more global scale if we are to achieve our corporate vision of being Asia's Number One Airline for quality, customer satisfaction and value creation.

Being innovative means resetting our present ways of thinking to zero in order to get beyond things we take for granted in our industry, so that we can find new ways of doing business and serving our customers. It means re-thinking our organisation, improving individual productivity and outsourcing more to achieve greater efficiencies, allowing us to expand our operation without expanding our headcount. And as for global thinking, it behoves us to move our awareness to Asia -which is our home region and an area of tremendous growth - so that we can examine our global growth strategy going forward from an Asian, not just a Japanese perspective," explained Mr Yamamoto.

1. Four year period breakdown

(1) FY 2008-2009: Preparation for expansion at Tokyo's Haneda and Narita airports.

Investment in facilities, equipment & services in preparation for post 2010 growth

(2) FY 2010- 2011: Growth period.

Make the best possible use of new slots for maximum growth; reap the benefits of earlier investment

2. Expected Tokyo Metropolitan airport development 2008-2011

	2008	2009	2010	2011	2012 ~
	STEP 1 : Preparation		STEP 2 : Growth		
Narita			New slots		
Haneda			Expansion		More slots

3. Plan in outline

1. Strengthen Management Base

1) Safety

Create an organizational structure across the whole Group that promotes the existing culture of safety to the highest standards in the world. Reassure customers of high standards not only in the air, but in all areas in which they come into contact with ANA.

2) Improve on-time performance - 'On-time Airline ANA'

Take measures to improve on-time performance in order to better compete with the shinkansen bullet train services, while ensuring that safety continues to supersede all other considerations.

3) Corporate Social Responsibility

Become a leading airline in the increasingly important environmental field by setting in place a Mid-Term Ecology Plan.

ALL NIPPON AIRWAYS CO.,LTD.
Shiodome City Center, 1-5-2, Higashi-Shimbashi, Minato-ku, Tokyo 105-7133, Japan

2. Growth Strategy Highlights

1) Innovation

- Find new ways of thinking and employ new organizational structures, new technologies and new systems to expand our operation while maintaining the staff headcount around present levels.
- In particular, reappraise the Group's operation, and outsource work or use Information Technology where appropriate to improve individual productivity. Achieve the following:

	Scale of Operation and Personnel by FY2011 (cf FY 2007)
International ASKs	+17%
Domestic ASKs	+1%
Freighter TKs	+302%
Headcount	3%
Individual productivity*	+20%

*tonne kilos per person (passenger and cargo)

2) Globalisation

- Globally expand the international passenger and cargo businesses, the areas in which most growth is expected.
- Explore ways of globalising the business in order to secure lower costs and facilitate international expansion and profit growth.
- Explore possibilities for expansion going forward from a non-Japan perspective, using the newly established in-house division, Corporate Affairs, Asia.

3. Expanding ANA Group's Operation

	Revenue by FY2011 (cf FY 2007)
International Passenger	+22%
Domestic Passenger	+4%
Cargo	+110%

1) International - expand operation for greater profitability

- Balance expansion between Europe and North America, China and the rest of Asia. Strengthen the network carrier model.
- Increase flights to Europe and North America from Tokyo Narita, and expand operations in these regions by 26%. Increase frequencies to daily on China routes and expand operations on those and other Asia routes by 11%.
- Utilise 24-hour operations at Tokyo Haneda to increase the route network in Asia.
- Along with the mainstay of ANA's intercontinental fleet, the 777, introduce the 787 on long haul routes to better match supply and demand, and achieve fuel savings.

2) Cargo - expand the scale and area of the business to establish a broad network

- Use the favourable geographical location of Okinawa in Asia by establishing an Asian cargo hub there in the second half of FY 2009.
- Set up a new company to provide business-to-business international express delivery services and thus expand the area of cargo operations.
- Increase the freighter fleet from the present six aircraft to 14 - including four large wide body freighters - within the time frame of this corporate plan, and commence full scale operations from the Okinawa cargo hub. Also operate on Europe and North America routes.

3) Domestic - strengthen network to improve quality of operations

- In tandem with increasing flights from Tokyo Haneda, introduce a system of simple rotation to improve network efficiency and quality, and strengthen the aircraft rotation system against operational irregularities.
- Improve connectivity also at main hubs; introduce a suitable connecting fare structure to secure gains in customer convenience and operational efficiency.
- Increase average load factors to around 70% within the time frame of this corporate plan.
- Deepen co-operation with new entrant airlines.

4. Fleet Strategy - rationalise and renew with more efficient aircraft

By March 2012:

- Invest JPY630 billion in aircraft, taking delivery of:
  787 x 26
  777-300 x 5
  737-700/800 x 28
- The following aircraft will be retired:
  747-400 (international)
  A321
  F50
- The fleet will be 50% composed of the most fuel efficient aircraft (777, 787, 737-700/800)
- The introduction of a regional jet will be examined.
- March 31st,2008 / 216 aircraft March 31st,2012 / approx 240 aircraft

4. Corporate Goal

To become Asia's no 1 airline for customer satisfaction with an operating profit exceeding JPY120 billion; aim for a profit margin exceeding 7%

(billion yen (% of FY 2007))

	FY2008	FY2009	FY2010	FY2011
Consolidated revenue	1,510.0	1,570.0	1,660.0	1,720.0
Consolidated operating income	80.0	80.0	90.0	120.0
Consolidated recurring profit	52.0	47.0	52.0	83.0
Consolidated net income	27.0	26.0	27.0	48.0

EBITDA*1	183.0	198.0	226.0	266.0
D/E ratio*2	2.2	2.2	2.1	1.9
Investment in equipment and facilities	242.0	253.0	233.0	196.0

Productivity (international ASKs)	+1%	+7%	+13%	+17%
(freight tonnes)	+16%	+166%	+301%	+302%
(domestic ASKs)	-6%	-6%	-3%	+1%

*1 Earnings Before Interest, Tax, Depreciation and Amortization

*2 Including off balance debt

*assumptions:

Dubai crude FY06-09 Mid-Term Plan: USD55/ barrel; FY08: USD86/ barrel; FY09-011: USD83/ barrel

Singapore kerosene FY06-09 Mid-Term Plan: USD74/ barrel; FY08: USD110/ barrel; FY09-011: USD103/ barrel

Contact
Rob Henderson, ANA Public Relations: r.henderson@ana.co.jp

END